
Bionomics
Limited


03024787

14 July 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per

Jill Mashado
Company Secretary

PROCESSED
JUL 30 2003
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JUL 22 2003
SECTION

dlw 7/24


Bionomics
Limited
ABN 53 075 582 740


SEC MAIL PROCESSING
RECEIVED
JUL 22 2003
WASH, D.C. 155 SECTION

ASX ANNOUNCEMENT
14 JULY 2003

BIONOMICS ENTERS INTO FINANCING ARRANGEMENT WITH AN AFFILIATE OF THE BANK OF NEW YORK

STANDBY EQUITY FACILITY SIGNED

Bionomics Limited (ASX:BNO; OTC:BMICY) is pleased to announce that it has entered into a standby equity facility with an affiliate of The Bank of New York, providing for the purchase and on-sale on the ASX of up to 6 million of Bionomics' ordinary shares over the next three years.

At any time over the three year period while Bionomics' shares are trading above a designated floor price (which may be altered from time to time but is presently set at $0.50), Bionomics will be entitled to issue parcels of shares to The Bank of New York affiliate, subject to satisfying certain conditions precedent which are typical in arrangements of this type. The issue price of the shares is determined by reference to the market price prevailing at the time of issue, with a 3.5% discount to the market applying whilst Bionomics' market capitalization is below $150 million and a 2% discount to the market applying in the event the Bionomics' market capitalization exceeds $150 million. Under the terms of the facility, The Bank of New York affiliate is to be issued with an option to acquire a further 60,000 Bionomics' shares.

"This financing arrangement is intended to provide Bionomics with additional capital to actively build our drug discovery and technology platforms ionX® and Angene™ and our programs in epilepsy, breast cancer and angiogenesis" said Dr Deborah Rathjen, Chief Executive Officer and Managing Director of Bionomics.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory

82-34682

diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at US$52 billion and projected to grow to US$77 billion by 2007.

Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and characterise novel angiogenesis targets, utilising Bionomics' novel models of angiogenesis. Bionomics is continuing to develop the Angene™ platform and leveraging its unique attributes for the discovery of novel and more effective drugs for the treatment of cancer and inflammatory diseases.

For more information about Bionomics, visit www.bionomics.com.au

About The Bank of New York

The Bank of New York Company (NYSE:BK) is a global leader in securities servicing for issuers, investors and financial intermediaries. The Bank of New York Company plays an integral role in the infrastructure of the capital markets, servicing securities in more than 100 markets worldwide. It provides quality solutions through leading technology for global corporations, financial institutions, asset managers, governments, non-profit organizations and individuals. Its principal subsidiary, The Bank of New York, founded in 1784, is the oldest bank in the United States and has a distinguished history of serving clients around the world through its five primary businesses: Securities Servicing and Global Payment Services, Private Client Services and Asset Management, Corporate Banking, Global Market Services and Retail Banking. Additional information on The Bank of New York Company is available at www.bankofny.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101